October 19th, 2007

Plains Exploration and Production Company

700 Milam Street

Suite 3100

Houston, TX 77002

Attn: Mr. James Flores, Chairman, President and CEO

Fax: (713) 579-6500

Dear Jim:

As you are aware, Sandell Asset Management Corp. and certain funds managed by Sandell, are the beneficial owners of approximately 3.7 million shares of Plains Exploration stock, representing 5.1% of the shares outstanding and making our firm one of the largest owners of PXP stock. We would like to thank you for the time you have spent with our team in the past two months discussing both the proposed Pogo transaction and your longer term plans for value creation at PXP.

As you probably know based on our recent meetings and conference calls, while we are inclined to support the Pogo transaction, we are concerned by your inability to provide a concrete plan for the combined company post-closing. Adopting a “buy and hold” plan for the Pogo assets would serve only to increase the risk level at PXP with little incremental value. Given the impact that the Pogo deal will have on PXP, we consider a detailed value realization plan vital. At a minimum, this plan must include elements of the following:

1.

Asset sales – In the current high oil price environment, we believe that value is better created by selling rather than buying oil reserves. It is our belief that the economic rationale for merging with Pogo is dependent on being able to sell reserves at values significantly higher than the implied per barrel purchase price. Given the recent volatility in equity and financing markets, we think that it is crucial that you effectuate significant asset sales in a timely fashion. We feel very strongly that PXP should immediately prepare for a large asset divestiture in the 4th quarter of 2007 with all sale proceeds dedicated to share repurchases. Further, the company should continue to opportunistically monetize Gulf of Mexico reserves and non-core assets consistent with management’s prior commitments.

2.

MLP creation – Prior to the announcement of the Pogo deal, you indicated that PXP was reviewing the formation of an MLP for virtually all of the reserves in California and the Piceance basin. In anticipation of this potentially significant transaction, PXP’s stock price appreciated into the mid-$50 range while oil was trading below $65 per barrel. After the announcement of the Pogo transaction, PXP’s shares virtually collapsed to $35 per share only recovering to $50 per share with the benefit of oil at approximately $90 per barrel. Most other oil weighted E&P companies are reaching new highs while PXP’s stock price continues to underperform dramatically. As an example, Encore Acquisition Company (EAC), which detailed plans for an MLP offering in the 1st quarter of 2007 completed that MLP IPO recently and has performed very well, exhibiting share price appreciation exceeding 43% thus far in 2007. By comparison, PXP’s stock over the same period is up only 5%. It is our opinion that had PXP simply followed its original plan of forming its own MLP and opportunistically monetizing assets, the share price would be materially higher at this point. Since the announcement of Pogo, we have heard varying commentary from you regarding the formation of an MLP. In your recent press release dated 10/9/07, the language on MLP formation remained vague, doing little to inform PXP investors. Since an MLP IPO takes several months to complete, investors need a definitive plan and timetable for MLP creation and drop-downs by which management can be held accountable.

3.

Stock repurchases – Historically, PXP has been an aggressive purchaser of its own shares, successfully driving the creation of shareholder value through June 2007 just prior to the Pogo announcement. We are concerned that potential complications related to the Pogo transaction or an unwillingness to repurchase shares may contribute to further share price underperformance. Further, if assets are not divested in a timely fashion following the close of the transaction, we are concerned that PXP will become constrained by capital improvements required to improve the Pogo assets and that management may focus more on debt reduction than on the return of cash to shareholders. We insist that aggressive share repurchases be a key part of the value realization plan going forward.

We are confident that undertaking the actions listed above will result in dramatic value creation for all shareholders of up to $90 per share (+80%). We believe the market unnecessarily discounts PXP’s value by using unrealistically low commodity price assumptions and giving little credit for unproved and non-core assets. Furthermore, despite the attractiveness of PXP’s assets for an MLP, the market is also unwilling to assign pro-forma MLP values to PXP’s reserves. We do not believe this misperception will change until value is crystallized through asset sales, MLP formation and stock repurchases.

PLAINS EXPLORATION NAV VALUATION ANALYSIS - PRO FORMA

Proved NAV (including PPP)

	Asset NPV	NPV / MMBoe	NPV / PF Share
PXP	$5,551	$13.41	$48.29
PPP	$3,037	$13.87	$26.41
Total	$8,588	$13.57	$74.71
Pro Forma Net Debt			($26.31)
Net Equity Value per Share			$48.40

Estimated Value of Unproved Reserves

	Est. Value	NPV / MMBoe	Value / PF Share
PXP	$992	$2.21	$8.63
PPP	$588	$1.67	$5.11
Total	$1,580	$1.97	$13.74

Estimated Value of Other Assets

	Est. Value	Value / PF Share
PXP CA Real Estate (NPV)	$325	$2.83
PXP GOM Prospects & Discoveries	$900	$7.83
Expected PPP Synergies	$450	$3.91

Estimated Value of Initial MLP Upside

	Incremental Est. Value	Est. MLP Value / BOE (PDP)	Incremental Value / PF Share
PXP	$265	$17.94	$2.31
PPP	$347	$22.70	$3.02
Total	$612		$5.32

MLP upside calculated assuming:	
% of reserves contributed to MLP:	25.0%
Assumed distribution yield	7.5%
Estimated tax leakage	11.0%

Total Pro-Forma PXP Value / Share

	NPV / PF Share
Combined Proved Reserve NAV	$48.40
Unproved Onshore and CA Reserves	13.74
GOM Exploration, Real Estate & Other Assets	14.57
Subtotal	**$76.71**
Near-Term MLP Upside(1)	$5.32
Total	**$82.04**
NPV of Additional MLP Upside(2)	$8.51
Total (Incl. Additional Upside)	**$90.54**
Current Price	$50.16
Implied Total C-Corp. Upside	*63.5%*
Implied Total Upside (Incl. Additional MLP Upside)	*80.5%*

(1) Assumes 25% of pro forma reserves are contributed to an MLP in the near-term.

(2) Assumes subsequent reserve drop-downs / sales equating to approximately 65% of remaining domestic reserves, net of near-term drop-downs, spread over 5 years (NPV calculated assuming a 10% discount rate).

The pro forma estimates shown above represent the opinions of Sandell and are not investment advice.

In our opinion, the recent hiatus in your impressive record of value creation is a result of the lack of communication and confusion in the market regarding the plan for the combined company post-closing, including the timetable for asset sales and an MLP. While we are sensitive to the legal issues surrounding your ability to provide certain details pre-closing, it is our belief that we and our fellow shareholders will be far less understanding in the future should the company fail to produce a concrete plan and take action immediately after closing.

We look forward to continuing a constructive dialogue with you regarding the Pogo transaction and opportunities to enhance value at PXP. Please feel free to contact us at 212-603-5700 at your convenience.

Sincerely,

/s/ Thomas E. Sandell
Thomas E. Sandell
Chief Executive Officer
Sandell Asset Management